FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2021	2

RESULTS January - September 2021

This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and condensed consolidated interim management report for the six-month period ended June 30, 2021 submitted to the CNMV, in Note 2, page 11 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. Disclaimer

Q3 21 Results Mr. Ángel Vilá COO

Higher growth, smart capital allocation, further de-leveraging

Q3 21 highlights

Revenues y-o-y org	OIBDA y-o-y org	EPS y-o-y	Further net debt reduction	Commercial momentum
Sequential acceleration	Consistent growth	Net income €706m	Streamlined net debt	Including VMO2 accesses, ex-C.Rica
+3.6%	+1.6%	€0.12	€25.0bn[1]	+3% y-o-y
Service revs. +3.3%, B2B +4.8%	OIBDA margin flat y-o-y	9M Underlying EPS +6.1%	9M FCF ex-spectrum €2.5bn	Increased customer satisfaction

- ✓ Second straight quarter of simultaneous **organic revenue and OIBDA y-o-y growth**
- ✓ Flat FX impact to revenues and OIBDA y-o-y, **growth in reported revenues** (ex-changes in perimeter) **aligned with organic growth**
- ✓ Stabilisation in OIBDA-CapEx on **smart capital allocation**; CapEx (ex spectrum)/Sales at 12.7% in Q3 (Hispam at 7.3%)
- ✓ **Net debt -31.8%[1] y-o-y;** improved capital structure on FX rebalancing and higher debt in Latam currencies (26%[1] of total net debt+leases; +11 p.p. y-o-y)
- ✓ **One of the largest fibre footprint in Europe & Latam: 156.6m** UBB PPs; an opportunity to facilitate social progress by extending connectivity and digitalisation
- ✓ **Digital transformation**: paving the way for economic and social recovery and a slowdown in climate change

Progress in strategic priorities; Reducing complexity

- ✓ **Re-prioritising capital allocation to core markets;** spectrum acquisition (SP in Q3, BRA auction 4/11); GER 5G network is live in >100 cities. UK integration at pace
- ✓ **T. Hispam:** reduced capital employed, improved efficiencies, creating value. Closing of Costa Rica deal (€455m). Sale of El Salvador for $144M (7x 2020 OIBDA)
- ✓ **T. Infra:** development of fibre vehicles creates growth opportunities. Closing of T. Deutschland sites sale to ATC. Maintaining optionality across asset base
- ✓ **T. Tech:** growth of 24.9% in Q3 21; Cancom UK&I consolidated as of 1st August; strengthening portfolio through new partnerships
- ✓ **More sustainable operating model:** 79% of process digitised; agreement with NEC to build Open RAN; live pilots underway in four core markets
- ✓ **Sustainability commitment: "E"** (new PPAs to supply renewable energy), **"S"** (connecting rural & inland areas), **"G"** (Vivo "Best EM Performers Ranking" by Vigeo Eiris)

1. Post estimated distribution of proceeds to Telxius minorities

1 | Telefónica

9M 21 Q3 21 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenues 29,603 (8.0%) 1.7% 9,298 (11.1%) 3.6% OIBDA 20,620 111.6% 1.7% 3,734 39.8% 1.6% OIBDA Underlying 9,797 (8.9%) 3,034 (13.7%) OIBDA-CapEx (ex-spectrum) 16,716 194.3% (3.0%) 2,556 92.8% (0.5%) (OIBDA-CapEx)/Revenues (organic) 19.9% (1.0 p.p.) 20.1% (0.8 p.p.) Net Income 9,335 n.s 706 c.s. EPS (€) 1.63 n.s. 0.12 c.s. FCF (incl. leases principal payments) 1,470 (47.5%) 560 (64.5%) FCF (ex-spectrum paid) 2,482 (11.7%) 869 (44.9%) Net Financial Debt (€bn) (Post estimated distribution of proceeds to Telxius minorities) ex-leases 25.0 (31.8%) Financial summary Net Debt down 4.6% vs. Jun-21 Reported figures affected by capital gains and changes in perimeter FX impact From headwind to tailwind in Q3 Changes in the perimeter impact (T. UK, Telxius towers, Costa Rica) € (m) Q3 9M Revenues (22) (981) OIBDA 1 (365) 2 € (m) Q3 9M Revenues (1,604) (2,134) OIBDA (541) (717) Solid FCF ex spectrum Record net income in 9M

Guidance and dividend confirmed 2021 calendar payments Jun/21 €0.20/sh. (Voluntary Scrip) Dec/21 €0.15/sh. (Voluntary Scrip) Financial Targets 2021 Guidance 9M 21 Revenues (y-o-y organic) “Stable to slight growth” (upgraded in H1 from “stabilisation”) 1.7% OIBDA (y-o-y organic) “Stable to slight growth” (upgraded in H1 from “stabilisation”) 1.7% CapEx/Sales (ex spectrum) Back to normalised level up to 15% 13.2% 2021 guidance Telxius Towers and T. UK deconsolidated as of 1 June and Costa Rica as of 1 August Shareholder remuneration 2021 Dividend €0.30/Share Interim Dec-21 €0.15/sh. (Voluntary Scrip) Final Jun-22 €0.15/sh. (Voluntary Scrip) 3 1.65% treasury stock to be cancelled

Fully committed to ESG

Strategy aligned with the UN SDGs

"E": ENVIRONMENTAL
BUILDING A GREENER FUTURE

Through digitalisation we contribute to a more sustainable, circular, and decarbonised world

- **New long-term renewable electricity agreements** in Spain and Brazil (SDG #7)
- **>1k COs closed in Spain,** saving 1k GWh; accelerated **3G switch-off in Germany,** leading to annual energy savings of 60 GWh (SDG #12, #13)
- **Launched Net-Zero Hub** to help small businesses become net-zero in the UK (SDG #13)


17
16
8
5
9
4
11
13
7
12

"S": SOCIAL
HELPING SOCIETY TO THRIVE

Economic and social development facilitated by digitalisation

- **First ever National Databank launched in the UK,** providing free mobile data to tackle data poverty (SDG #9)
- **Connecting people in rural and inland areas:** 600 black-out zones eliminated in Spain, 250k PPs in Southern Argentina, 13k areas in Peru; 13m PPs with gigabit BB in the UK (SDG #9)
- **Telefónica's International Volunteering Day;** 25k+ employees in 300 initiatives (SDG #4, #8, #13)
- **ProFuturo:** 1st Spanish project to be awarded "WISE Prize" for educational innovation (SDG #4)

"G": GOVERNANCE
LEADING BY EXAMPLE

Building trust capital with customers, employees, suppliers, and shareholders

- **Vivo** named in Vigeo Eiris' **"Best Emerging Market Performers"** Ranking
- **Awards in diversity;** Ministerial "Equal Conciliation Seal" in Chile; Scotiabank "Equality Grand Prize 2021" in Peru (SDG #5)
- New target of **30% of black executives in leadership positions in Brazil by 2024** (SDG #5)

4 Telefónica

Spain | Ongoing recovery, strong cash generation preserved

Net adds & Convergent KPIs



Accesses (m)
Q2 21
Q3 21
Fibre
149
153
Postpaid
9
(74)
ARPU
€ 87.4
€ 89.6
Churn
1.5%
1.4%
Q3 20
Q3 21

Key milestones

- **Sequential improvement in all accesses' trend**
- **Convergent ARPU +2.5% q-o-q**, improved customer mix
- **Sustained focus on revenue share**
  - Increased share in high value segment as market cooled down
  - "Back to school" promos softer at high-end vs Q3 20
  - Low value segment fragmented and highly competitive
- **Record NPS (33%), segmented valued oriented offer**
  - Movistar #1 brand in quality of service
  - Competitive entry level proposition, new O2 offering (Oct.)
- **Long term agreement awarded, green energy for 50% of buildings**
- **Supporting areas affected by the La Palma volcano eruption**
- **Awarded with the 1st allocation of NextGen funds for rural UFBB**

Key financials



Organic
Q2 21
Q3 21
9M
0.4%
0.0%
(0.5%)
(0.8%)
€775M
€848M
€2,504M
Revenues
Service Rev.
OIBDA - CapEx

Net 2025 ZERO EMISSIONS

Financial highlights

- **Sustained y-o-y revenue growth**
  - Handset sales +37.2% y-o-y on new Fusion portfolio
  - OIBDA y-o-y hit by higher energy cost and lower content cost in Q3 20
  - OIBDA q-o-q trend improved ex energy costs rise & base effect
- **Solid cash conversion**
  - 9M OpCF organic margin 27.2%, European benchmark
  - Limited capital intensity (9M CapEx/Sales 11.2%)

5 | Telefónica

374 415 2.6% 5.7% 10.3% 5.1% 3.5% Key financials Net additions (k) ARPU y-o-y Operational KPIs Revenues OIBDA Key milestones Financial Highlights Mobile contract ● Strong commercial traction; driven by O2 free portfolio • ‘Willkommen im sehr guten Netz von O2’ marketing campaign promoting equalised mobile network quality ● Fixed base +2k, sequential improvement over 2021 on TAA approach ● 5G network active in >100cities • On track to achieve 30% 5G population coverage by YE 2021 ● Accelerated 3G switch-off, improving 4G/5G and saving energy ● 100% green energy consumption (incl. 3rd party sites) beyond 2021 ● Sustained revenue trends; strong commercial momentum supporting service revenues ● Strong OIBDA performance; top line growth, incremental efficiencies, partially offset by phasing back of marketing spend ● 9M CapEx +11.6% y-o-y; C/S 14.2% back-end loaded phasing ● OIBDA-CapEx/Revenues -0.2 p.p. vs 9M 20 OIBDA-CapEx O2 contract ARPU O2 churn stable y-o-y Q3: 1.0% 0.6% 0.9% 31.7% 17.2% y-o-y organic Margin Germany | Strong commercial and financial performance Q2 21 Q3 21 32.0% 6 9M 21 Underlying1Underlying1 1) Excluding non-recurrent special factors Q2 21 Q3 21

UK | Strong commercial momentum, integrating at pace

Operational KPIs

Accesses, m (y-o-y)



+5%
55.3
Total
+8%
41.6
Total mobile
+2%
15.8
Mobile Contract
+3%
5.6
FBB
O2 contract churn
0.9% in Q3
Premises Passed
15.5 m

Key financials

y-o-y proforma organic[1]



Margin
Q2 21
Q3 21
9M YTD
(0.1%)
0.7%
5.8%
(0.9%)
(2.9%)
35.5%
35.0%
16.5%
Revenues
OIBDA
OIBDA-CapEx

Key milestones

- **Integration on track**, combining capabilities by launching **Volt** in October, the first VMO2 consumer and SoHo converged product
- **Strong commercial focus and traction,** total base 55.3m +5% y-o-y; mobile contract net adds +108k, FBB net adds +42k
- **Investing for the future with NGN expansion;** 5G in 210 towns & cities and fixed gigabit network extended to 12.8m PPs
- **FTTP upgrade pilots underway,** completion in 2028
- **Created National Databank,** providing free mobile data to tackle data poverty and **Net Zero Hub** to help SoHo become net zero.

Net 2025 ZERO EMISSIONS



Financial highlights

- **Revenue back to growth,** mobile improves q-o-q on flagship handset launches; fixed q-o-q decline on B2B wholesale phasing
- **9M OIBDA +3.1% y-o-y**, Q3 slowdown as a result of investment in marketing and digitalisation offsetting revenue growth
- **OIBDA Margin reflects** change in revenue mix, coupled with investment in commercial performance and future growth
- **9M CapEx +9.2%** y-o-y > NGN investments in Lightning and 5G
- **Cash profitability;** OIBDA-CapEx margin -0.3 p.p. y-o-y vs. 9M 20
- **FY 21 proforma transaction-adjusted EBITDA growth expected at "flat to positive", H2 21 dividend "at least £300m"**

(1) Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria

7 Telefónica

Brazil | Strongest service revenue growth in 6 years

Operational KPIs



Net adds (k)
y-o-y
Q2 21
Q3 21
+57%
590
697
+16%.
300
310
Contract
FTTH

Key milestones

- **Vivo again confirms its leadership**
  - 33.0% MS in mobile; 36.8% MS in postpaid; 28.8% MS in prepaid
- Strong **mobile momentum, digital services** gaining relevance
  - Enlarging lifetime with contract churn under control (1.2%)
- **Impressive transformation to FTTH**
  - Accelerating deployment goals: 29m in 2024
  - 1m new connections YTD (0.9m in FY 20; 0.6m in FY 19)...
  - ...with lower cost to deploy (-60% in 2 yrs)

Net 2025 ZERO EMISSIONS

Key financials



y-o-y organic
Q2 21
Q3 21
Organic 9M 21
1.6%
3.8%
3.0%
3.0%
42.0%
22.5%
Service Revenue
OIBDA
OIBDA Margin
OIBDA-CapEx/ Revenues

Superior financial performance

- **Accelerating service revenue growth**
  - MSR +5.7% on access & price increases
  - Fixed revenues back to growth (+0.4%) after 4 yrs
- **Growth & transformation CapEx 87% of total** (> fibre; < legacy)
- **Vivo's ESG initiatives** continue to evolve
  - 100% renewable energy since 2018. Signed long-term contracts for distributed green electricity generation
  - 50% of their Internship program to be destined for black students

8 | Telefónica

Tech | High growth and increasing scale

Telefónica Tech

T. Tech revenue

€M; y-o-y


24.9%
25.5%
598
229
Q3 21
9M 21

Improved business profile

- **Increased scale, enhanced capabilities and revenue mix** (VAS) with the addition of T. Tech UK&I (formerly CANCOM UK&I)
- **Annualised[1] revenue base of c. €1bn**
- **Unique assets & premium partnerships**
  - Cloud Hub Spain, Intelligent SOCs , global IoT, in-house AI/Big data
- **Significant cross-selling advantage:** >5.5M B2B T. Group customers

T. Cloud & Cyber Tech

- "FlexWAN"- First managed service for **Cloud-Native** in Spain
- **Enhanced SMB offer** in Chile and Germany
- New partners: Additional **Zoom functionality**; **CrowdStrike Falcon** platform (MDR)
- **Security:** OT Specialisation of Fortinet's channel program; First Cybersecurity robot's laboratory (CS4R) in Munich
- Global agreement with **STC Cybersecurity**

MICROSOFT *"Partner of the year in SMB digitalisation"*

CLOUD BLUE *"Global Partner of the year"*

ZOOM *"EMEA Services Provider of the Year"*

T. IoT & Big Data Tech

- **Increasing activity** in connected Car, Big Data, Industry 4.0 and Utilities
- **IoT connectivity revenue acceleration** (+23.6% y-o-y in Q3)
- **Leveraging connectivity** technology (NB-IoT/LTE-M and p-LTE/5G), best in class **partners**
- **Key for B2B digitisation** post COVID-19
- **Unique AI of Things**

STL Partners *"Innovation leader case study: Telefónica Tech AI of Things"*

KALEIDO INTELLIGENCE *"Champion in Intelligence in Private Networks" & "Highflyers in Connectivity Management Platform"*

1) After acquisition of T. Tech UK&I (formerly CANCOM UK&I)

9 Telefónica

Infra | Growth and optionality ahead

UGG

- **50% Allianz / 50% TEF** (40% T. Infra / 10% T.DE)
- **Rollout and commercialisation ongoing**
- **Signed wholesale agreements with 2 regional ISPs**
- **MOUs signed with municipalities** representing **>100k premises** (Sep-21)
- **Target: >2m PPs in 6yrs**
  - c.50,000 km fibre

FiBrasil

- **50% CDPQ / 50% TEF** (25% T. Infra / 25% T.BR)
- **Fiberty 1 acquisition (Aug-21)**
  - Adds 170k PPs in 11 new municipalities
  - 310k PPs in 18 additional municipalities operative between Q4 21E & Q1 22E
- **Updated target: over 6.0m PPs in 4yrs (up from 5.5 PPs)**
  - 1.6m brownfield PPs
  - EV/OIBDA PF 16.5x

InfraCo (ON*NET Fibra, Chile)

- **60% KKR/ 40% T.CHL**
- Commercial brand launched: **ON*NET Fibra**
- **Accelerated deployment**
  - c. 90k PPs/month
  - 713k additional PPs already built in 9M 21
  - FTTH/UBB accesses in CHI: 98%; +6 p.p. y-o-y
- **Target: 3.5m PPs by 22E**
  - 2m brownfield PPs
  - EV/OIBDA 18.4x

InfraCo (Colombia)

- **60% KKR/ 40% T.COL**
- **Closing expected in Q1 22E**
  - Approval granted by the EC (Oct-21)
- **Target: c.4.3m PPs in 3yrs**
  - c.1.2m brownfield PPs
  - EV/OIBDA PF c.20x
  - ND reduction TEF c.€0.2bn

Further growth & optionality ahead

Fibre	Towers	Telxius Subsea Cable	Data Centres
53.5m owned FTTH PPs 27% up-take; +1.1 p.p. y-o-y Optionality in Spain & Hispam	CTIL 15.8k Group (ex-UK) 27.7k	94k km of subsea cables 27 on-net landing stations in 12 countries 93 PoPs in 23 countries (owned & 3rd party)	Nabiax (20% T. Infra; upon completion 2nd transaction) 14 DCs (39 MWs)

10 Telefónica

Q3 21 Results Ms. Laura Abasolo CFCO & Head T. Hispam

Hispam | Renewed strategy bears fruit

Operational KPIs


Net additions (k)
y-o-y
Q2 21
Q3 21
488
395
+55%
244
200
(2%)
Contract
FTTH & Cable

Key financials


y-o-y organic
Q2 21
Q3 21
9M 21
3.2%
6.0%
0.3%
11.6%
6.8%
Service Revenue
OIBDA
OIBDA-CapEx

Key milestones

- **Accelerating value growth**
  - FTTH connections +26% y-o-y
    - 11.7m FTTH PPs (+2.1m in LTM)
    - Further to come thanks to COL & CHL fibre vehicles
  - Contract accesses +9%
- **Speeding up business transformation**
  - Accelerating digitalisation: 21.4% sales via digital sales
  - New operational model to capture value of economies of scale
- **Launch of social services & initiatives in most countries**
  - Movistar Mex selected as the most responsible Co. (Expansión's 2021)
  - Launched Health Tech Community, 1st digital health ecosystem in COL

Net 2040 ZERO EMISSIONS

Solid financial performance

- **Service revenue growth across the region** (excl. MEX's MTR cut)
- **Growth in reported OIBDA**
- **Reduced capital employed** (9M: -23% y-o-y)
  - Asset light models, reducing exposure to legacy
  - 8.6% CapEx/sales in 9m, -0.6 p.p. y-o-y
  - Rational approach to spectrum auction

11 Telefónica

Significant debt reduction on deals completion

Net Financial Debt


€m
-€9.6bn
ND/OIBDAaL 2.79x
ND/OIBDAaL 2.49x
35,228
(1,470)
35
929
657
(13,157)
(256)
21,965
25.0bn
25.6bn
Dec-20
FCF
Hybrids
Shareholder remun. (incl. hybrid coupons)
Pre-retirement commitments
Net financial investments
FX & Others
Sep-21
€29.9bn incl. IFRS-16 Leases
Post estimated distribution of proceeds to TLX minorities
Post estimated distribution of proceeds to TLX minorities & post closing¹

Sources of long-term financing (YTD)


(€bn)
1st Sustainability Hybrid in the Telecom sector
CLP 148,000m Bank financing and CLP 90.000m bond issuance by T. Móviles Chile
1.0
2.0
0.2
0.2
0.4
1.7
0.1
5.4
Sustainability Financing (Hybrid)
Green Bonds JV VMed O2UK
Sustainability Linked Loans ColTel
Bank Financing
Financing at Subsidiaries
Telefonica and Allianz JV financing
Debentures FiBrasil *
Total

* Telefônica Brasil S.A, Telefónica Infra, S.L.U., and Caisse de dépôt et placement du Québec JV in Brazil

Key Metrics

- **13.85[2] yrs** Avg. debt life
- **3.27%** Interest payment cost ex-lease interests
- **€22.6[2]bn** Liquidity position

Current liquidity exceeds maturities beyond 2024

1. Includes net proceeds from the closing of the sale of El Salvador, the closing of Colombia fiber vehicle and including the acquisition of Oi
2. Post estimated distribution of proceeds to Telxius minorities

12 Telefónica

Final Remarks Mr. Ángel Vilá COO

Strategic focus on sustainable, profitable growth • Portfolio simplification to continue with reduced exposure to Hispam, further de-leveraging and execution of transactions to crystallise value • Leveraging attractive fibre opportunities and unlocking value through own deployment and fibre vehicles • Continued digitisation driven by high-quality, secure and greener connectivity Steady revenue and OIBDA organic growth • Accelerated revenue growth (both organic and reported); positive organic revenue growth in all business lines Smart capital allocation • Capturing growth opportunities; ~45% CapEx ex spectrum allocated to NGN; fibre and 5G • Spectrum acquisitions in the UK and Spain at 40% to 50% lower prices than benchmark JV VMO2 integration progressing at pace • Return to top line growth; investing for the future Enhanced balance sheet and capital structure • Ongoing net debt reduction, with €1.2bn decline in Q3 to €25.0bn • Net financial debt+leases in Latam currencies 26% of total; 15% in Sep-20 Confirming 2021 outlook and dividend Wrap up | Sustainable long-term strategy 13

Telefónica’s management will host a webcast on 4th November at 10:00 AM (CET), 9:00 AM (GMT), and 5:00 AM (EST) Participants from Telefónica: Ángel Vilá (COO), Laura Abasolo (CFCO & Head T. Hispam), Eduardo Navarro (Chief Corporate Affairs & Sustainability Officer), and Adrián Zunzunegui (Global Director of Investor Relations). From Virgin Media-O2 JV: Lutz Schüler (CEO) • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. Webcast Q&A Session Results presentation and Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer